Exhibit 99.7

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in Registration Statement No(s). 333-184108, 333-178260 and 333-129631 on Form S-8, 333-185459, 333-182092 and 333-173794 on Form F-10 and 333-182656 on Form F-3 and to the use of our reports dated March 28, 2013 relating to the consolidated financial statements of Brookfield Asset Management Inc. and subsidiaries (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F of the Company for the year ended December 31, 2012.

/s/ Deloitte LLP

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Canada

April 1, 2013